Filed by Electro Scientific Industries, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Zygo Corporation

Commission File No. 000-12944

This filing relates to the proposed acquisition by Electro Scientific Industries, Inc. (“ESI”) of Zygo Corporation (“Zygo”) pursuant to the terms of an Agreement and Plan of Merger and Reorganization, dated October 15, 2008, by and among ESI, Zirkon Merger Sub, LLC, and Zygo (the “Merger Agreement”). The Merger Agreement will be filed by ESI with the Securities and Exchange Commission under cover of Form 8-K and, upon such filing, is incorporated by reference into this filing.

Additional Information About the Acquisition and Where to Find It

ESI and Zygo intend to file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4, which will include a joint proxy statement/prospectus with respect to the acquisition and other relevant materials (the “proxy statement/prospectus”). BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, STOCKHOLDERS AND INVESTORS OF ESI AND ZYGO ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ESI, ZYGO AND THE ACQUISITION. Investors and security holders may obtain copies of the proxy statement prospectus, including the annexes attached to, and the reports incorporated by reference in, the proxy statement/prospectus, and any other related reports and documents filed or to be filed by ESI or Zygo with the SEC relating to the acquisition, free of charge, at the SEC’s web site at www.sec.gov. Investors and security holders also may obtain these documents free of charge from ESI at the Investor Relations link on ESI’s web site at www.esi.com or by contacting ESI’s Investor Relations at (503) 641-4141. Documents will also be available at the Investor’s link on Zygo’s web site at www.zygo.com, or by contacting Zygo’s Investor Relations at (860) 347-8506.

ESI and Zygo and their respective directors and executive officers may be deemed participants in the solicitation of proxies from security holders in connection with this transaction. Information about the directors and executive officers of ESI and Zygo and information about other persons who may be deemed participants in this transaction will be included in the proxy statement/prospectus. You can find information about ESI’s executive officers and directors in ESI’s proxy statement (DEF14A) filed with the SEC on June 27, 2008. You can find information about Zygo’s officers and directors in Zygo’s proxy statement (DEF14A) filed with the SEC on October 5, 2007 and Zygo’s annual report (Form 10-K) filed with the SEC on September 15, 2008. You can obtain free copies of these documents from the SEC or from ESI and Zygo using the contact information above. In addition, directors and executive officers of Zygo may have direct or indirect interests in the acquisition due to securities holdings, vesting of options, or rights to severance payments if their employment is terminated following the acquisition. Additional information regarding ESI, Zygo, and the interests of their respective executive officers and directors in the merger will be contained in the proxy statement/prospectus.

The following materials are filed:

1.	Letter to Employees of ESI
2.	Transcript of a conference call/webcast held by ESI on October 16, 2008
3.	Investor presentation slides
4.	Slides from presentation to Zygo employees

To: All ESI Employees

From: Nick Konidaris, CEO

Date: October 16, 2008

Subject: ESI-Zygo Merger

It is with great pleasure that I inform you that Electro Scientific Industries (ESI) announced in a special press release this morning that it has entered into a definitive merger agreement to acquire Zygo Corporation. The merger is subject to regulatory approval, shareholder approval, and other customary closing conditions and is expected to close in the first calendar quarter of 2009. The merger of our companies aligns closely with our strategy for growth, and I would like to take this opportunity to share some of my thoughts with you.

Zygo’s merger with ESI creates a premier photonics and optical systems company that will provide our customers with solutions ranging from microengineering to metrology. I believe that both companies are strong separately, but together we can be even greater.

The decision to merge Zygo’s impressive portfolio of products and solutions with ESI was an easy one to reach. Both companies deal with very high-precision markets and applications and this merger enables us to build on our core competencies. In addition, both Zygo and ESI are leaders in their markets, have strong brand recognition, and have a long history of innovation and customer focus

This merger represents an important step forward in our corporate strategies, will increase our collective scale and should enable us to access new growth opportunities better than we could as separate companies. For example, this merger gives us access to Zygo’s world-class optics and metrology technology and complements our existing technology portfolio. It diversifies our revenue over a broader set of industries and expands our addressable markets into targeted opportunities in microelectronics, medical, industrial, security and defense markets. In addition, the combined company will have the size and scale to both make strategic investments and better compete in today’s challenging international markets.

ESI’s core competencies are also important to Zygo’s growth strategy. We have a proven record in selling and supporting systems in high volume manufacturing environments. By leveraging our systems expertise, sales and support infrastructure, and customer knowledge, Zygo will be better able to execute its growth strategy of integrating its world-class metrology and optical technologies into in-line system solutions.

Although the merger provides many technical and competitive advantages, the largest creation of value will be in combining the talent and superior technical expertise of two great organizations.

Over the next few months, we will be immersed in the exciting work of planning the integration of our two companies that will begin after the official closing. During this time, we will remain two separate companies, which will present challenges for everyone involved in the process. To that point, I ask for your patience and cooperation with each other as we begin this journey.

Our first step in this process will be to identify a cross-functional team of ESI and Zygo representatives who will work together to develop integration plans that build upon the best technological, cultural, business, and product development aspects of the two companies. In the meantime, it is essential for everyone to maintain sharp focus on our own business objectives while maintaining our customers’ satisfaction and goodwill.

We will be hosting an all-hands employee meeting on Monday to discuss this acquisition in more detail. I encourage you to all to attend, as we will be explaining the strategy and rationale behind this merger. A meeting invite will be forthcoming.

Finally, please join me in welcoming the Zygo employees to the ESI family. This is an exciting time for both companies and it gives me great pleasure to look to the future with the addition of such an impressive and talented organization. Please feel free to contact me or anyone else on my staff if you have any questions or concerns.

Best Regards,

Nick Konidaris

ESI and Zygo intend to file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4, which will include a joint proxy statement/prospectus with respect to the merger and other relevant materials (the “proxy statement/prospectus”). BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, STOCKHOLDERS AND INVESTORS OF ESI AND ZYGO ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ESI, ZYGO AND THE MERGER. Investors and security holders may obtain copies of the proxy statement/prospectus, including the annexes attached to, and the reports incorporated by reference in, the proxy statement/prospectus, and any other related reports and documents filed or to be filed by ESI or Zygo with the SEC relating to the acquisition, free of charge, at the SEC’s web site at www.sec.gov. Investors and security holders also may obtain these documents free of charge from ESI at the Investor Relations link on ESI’s web site at www.esi.com or by contacting ESI’s Investor Relations at (503) 641-4141. Documents will also be available at the Investor’s link on Zygo’s web site at www.zygo.com, or by contacting Zygo’s Investor Relations at (860) 347-8506.

ESI and Zygo and their respective directors and executive officers may be deemed participants in the solicitation of proxies from security holders in connection with this transaction. Information about the directors and executive officers of ESI and Zygo and information about other persons who may be deemed participants in the merger transaction will be included in the proxy statement/prospectus. Information about ESI’s executive officers and directors is included in ESI’s proxy statement (DEF14A) filed with the SEC on June 27, 2008. Information about Zygo’s officers and directors is included in Zygo’s proxy statement (DEF14A) filed with the SEC on October 5, 2007 and Zygo’s annual report (Form 10-K) filed with the SEC on September 15, 2008. Free copies of these documents can be obtained from the SEC or from ESI and Zygo using the contact information above. In addition, directors and executive officers of Zygo may have direct or indirect interests in the merger due to securities holdings, vesting of options, or rights to severance payments if their employment is terminated following the merger. Additional information regarding ESI, Zygo, and the interests of their respective executive officers and directors in the merger will be contained in the proxy statement/prospectus.

FINAL TRANSCRIPT

Thomson StreetEventsSM

ESIO - Electro Scientific Industries and Zygo Merger Announcement

Event Date/Time: Oct. 16. 2008 / 8:30AM ET

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FINAL TRANSCRIPT
Oct. 16. 2008 / 8:30AM, ESIO - Electro Scientific Industries and Zygo Merger Announcement

CORPORATE PARTICIPANTS

Brian Smith

Electro Scientific Industries - IR

Nick Konidaris

Electro Scientific Industries - President & CEO

Bruce Robinson

Zygo Corporation - Chairman & CEO

Paul Oldham

Electro Scientific Industries - CFO, VP Administration & Corporate Secretary

Walter Shepherd

Zygo Corporation - CFO

CONFERENCE CALL PARTICIPANTS

Jim Ricchiuti

Needham & Co. - Analyst

Matt Petkun

DA Davidson - Analyst

Scott Mittleman

[AIM Investment Partners] - Analyst

Darice Liu

Maxim Group - Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen and welcome to the ESI/Zygo merger conference call. My name is Francis and I will be your coordinator for today. At this time, all participants are in listen-only mode. We will be facilitating a question-and-answer session towards the end of this conference. (Operator Instructions). As a reminder, this conference is being recorded for replay purposes. I would now like to turn the presentation over to your host for today’s call, Mr. Brian Smith, Director of Investor Relations for ESI. Please proceed.

Brian Smith - Electro Scientific Industries - IR

Thank you, Francis and good morning, everyone. My name is Brian Smith, Director of Investor Relations for ESI. With me today are Nick Konidaris, our CEO; Paul Oldham, ESI’s Chief Financial Officer and Bruce Robinson, CEO of Zygo; and Walter Shepherd, Zygo’s Chief Financial Officer.

Before we go into the details of the call, I would like to remind you that some of what we say on this call will include forward-looking statements. These statements are subject to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements include a number of risks and uncertainties that are discussed in more detail in today’s press release and our filings with the SEC. Actual results may differ materially from those forward-looking statements. This call also contains time-sensitive information that we believe to be accurate as of today, October 16, 2008 and which could change in the future. This call is the property of ESI. Now I’d like to turn the call over to ESI’s CEO, Nick Konidaris.

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FINAL TRANSCRIPT
Oct. 16. 2008 / 8:30AM, ESIO - Electro Scientific Industries and Zygo Merger Announcement

Nick Konidaris - Electro Scientific Industries - President & CEO

Thank you, Brian and good morning, everyone. Thank you for joining us on short notice. We are pleased to announce that we have signed a definitive agreement to merge with Zygo Corporation. Zygo is a leading provider of high precision metrology solutions and optical systems and components. The combination of ESI and Zygo will create the premier photonic and optical systems company, providing customers with solutions ranging from microengineering to metrology. We believe this merger represents a strong value proposition to our shareholders and enables us to access new growth opportunities and increases the scale and diversity of our Company.

Let me start by telling you about Zygo and why we are so excited about this transaction. Zygo was founded in 1970 in Middlefield, Connecticut and is publicly traded under the symbol ZIGO. Last fiscal year, Zygo revenues were approximately $160 million, with 70% of its revenue coming from metrology solutions and the remaining 30% from its optical systems business. Zygo’s metrology tools are highly complex instruments and systems based on interferometry that are capable of making a variety of high precision measurements such as form roughness, dimension and film thickness on an array of surfaces.

These solutions serve a wide variety of end markets, including semiconductors, flat-panel displays, defense and aerospace, medical and industrial. Zygo has a very strong brand name and is known throughout their industry for quality and precision. Zygo’s customers like to say, “We don’t measure it, we Zygo it” when dealing with high precision tolerances.

Zygo uses these technologies in optical test interferometers, precision positioning systems, vision and inspection systems and semiconductor and flat-panel metrology systems. In addition, Zygo has world-class optics capability, which is used for precision optics and electro-optical systems.

The combination of ESI and Zygo complements and enables its other strategy for growth. Zygo’s fundamental competences are in ultra-high, nanoscale precision inspection and metrology. This skill set complements ESI’s own technology expertise in photonic microengineering and extends our portfolio of proprietary vision and inspection technologies.

Leveraging these competencies enables us to broaden our addressable market and immediately extends our presence into adjacent opportunities in our targeted markets of microelectronics, medical, industrial, security and defense.

ESI’s substantial systems expertise and support infrastructure further enable Zygo’s strategy of integrating their world-class technologies into system solutions for high-volume manufacturing applications. ESI understands the systems business and has a proven track record in providing high-value solutions and support to customers in very demanding production environments.

Longer term, the combination of the two companies will allow us to bring new solutions to market, leveraging our combined strengths in both microengineering and metrology. We believe this transaction represents a strong value proposition to the shareholders of both companies.

In addition to broadening our range of capabilities and more than doubling our addressable market, it creates a synergistic company of greater scale and market presence. This will allow us to leverage common infrastructure and reduce public company costs.

In addition, our expanded product portfolio and new market positions will diversify our revenue stream, which we would expect will reduce volatility by mitigating the impact of cyclicality in the semiconductor market. Scale and diversification are particularly important in today’s challenging international markets.

This transaction represents the coming together of culturally similar industry leaders with very complementary technologies and leader product overlap. This combination maximizes the opportunity for the two companies to benefit from each other and reduces the risk of a complicated or difficult integration.

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Oct. 16. 2008 / 8:30AM, ESIO - Electro Scientific Industries and Zygo Merger Announcement

As ESI looks to increase its scale in photonics-based markets and Zygo to integrate its technology into high-volume manufacturing solutions, both management teams have decided that now is the time to come together. I would like now to introduce Bruce Robinson, Chief Executive Officer of Zygo for a few comments.

Bruce Robinson - Zygo Corporation - Chairman & CEO

Good morning. Thank you, Nick. We, at Zygo, are excited about the opportunity to join forces with ESI. ESI has been a leader in its markets and has a strong global presence in the systems business. Leveraging ESI’s system expertise, which includes system design, sales and support infrastructure and market knowledge, will enable us to better execute on our growth strategy that is centered around integrating our world-class metrology and optics technologies into in-line, high-volume manufacturing solutions.

In our view, this is a compelling transaction for our shareholders and it should provide us with the resources we need to realize the full market potential of our technologies. Given our complementary nature, similar culture, commitment to customers and the ability of each company to help the other achieve its strategic goals, we believe the combination of the two companies will provide opportunities and scale that neither company would have on its own. Now I will turn the call back to Nick.

Nick Konidaris - Electro Scientific Industries - President & CEO

Thank you, Bruce. Although the merger provides many technical and competitive advantages, the largest creation of value would be in combining the talent and superior technical expertise of two great organizations. I look forward to working with the Zygo team and working them into the ESI family.

In summary, bringing these two leading companies together will help accelerate each company’s current growth strategy. ESI’s systems expertise will facilitate Zygo’s growth strategy into the systems business. And we expect to realize new market opportunities by enhancing our micromachining applications with Zygo’s world-class metrology and optics technologies.

Finally, the combined company will have the size and scale necessary to make strategic investments and to better compete in today’s challenging international markets. Simply put, we believe the combination of ESI and Zygo will create a stronger, more diversified photonic systems company with expanded opportunities for growth. Now I would like to turn it over to Paul.

Paul Oldham - Electro Scientific Industries - CFO, VP Administration & Corporate Secretary

Thank you, Nick and good morning, everyone. As we stated in our press release, the acquisition will be transacted as a stock-for-stock merger between ESI and Zygo with each share of Zygo stock exchanged for 1.0233 shares of ESI stock. Based on the respective closing prices of the two companies yesterday, this represents a one-day premium of 36%.

Upon closing, ESI will issue approximately 18.1 million shares on a diluted basis to complete the transaction, resulting in 40% Zygo shareholder ownership of the combined company. The Board of Directors at each company has unanimously approved the transaction.

On a pro forma basis, the combined company had revenues in calendar year 2007 of approximately $458 million and EBITDA, on an adjusted basis, of approximately $66 million. Looking forward, we expect to see operating synergies in the range of $5 million to $7 million of operating income before tax at the end of the integration period. Excluding the impact of purchase price amortization and incremental stock compensation expenses, we expect the transaction will be accretive to non-GAAP earnings per share in the first full fiscal year of combined operations.

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Oct. 16. 2008 / 8:30AM, ESIO - Electro Scientific Industries and Zygo Merger Announcement

Turning to the balance sheet, we expect the combined company to have cash investments of greater than $200 million and no debt after transaction costs. This strong balance sheet should enable the Company to significantly increase its opportunistic share repurchase program post-transaction, pursue other strategic opportunities and retain ample liquidity in today’s uncertain markets.

We anticipate filing an S-4 registration statement and related documents with the SEC in November. Subject to shareholder approval, regulatory approvals and customary conditions, we expect the transaction will close in the first calendar quarter of 2009.

Contingent upon the close of the merger, the Board of Directors of ESI has approved an increase to the existing share buyback program to $100 million of outstanding shares of ESI common stock. The shares will be repurchased based on open market conditions in an open market program beginning subsequent to the close of the transaction. This opportunistic repurchase program will better balance our capital structure over time and reduce dilution from the transaction. We will provide more details about this transaction next week on ESI’s second-quarter earnings conference call scheduled for Wednesday, October 22.

I would also like to take a moment to update you on our expected second-quarter financial results. The weakening economic environment and a further downturn in the semiconductor memory market continued to negatively impact our business. Specifically, we have seen a further decline in orders and revenues in the memory repair and passive component segments, resulting in orders of approximately $37 million for the second quarter and revenues of approximately $49 million.

We expect earnings per share on a GAAP basis to be a loss of $0.02 to $0.03. On a non-GAAP basis, excluding the impact of purchase accounting, stock compensation and one-time items, we expect earnings per share to be approximately $0.04 to $0.05 with good expense control and improved gross margins offsetting the lower-than-expected revenues.

Consistent with these market conditions, during the quarter, we took additional actions to reduce our overall cost structure, which resulted in a charge for structuring costs of approximately $1.2 million. This action should enable us to reduce the operating breakeven point of ESI to approximately $50 million on a non-GAAP basis and better position us to mitigate the continued cyclicality in our markets. And now I will turn the call back to Nick.

Nick Konidaris - Electro Scientific Industries - President & CEO

Thank you, Paul. I would like to take a moment to reiterate that we believe this merger represents a strong value proposition to our shareholders. The merger of Zygo and ESI positions us to become the premier photonic microengineering and metrology solutions company. It creates a company of greater scale with a more diversified revenue stream and broadens both our range of capabilities in our addressable market. This transaction is an important step forward in both our corporate strategies and will enable us to access new growth opportunities as we look ahead to the coming years. This concludes our prepared remarks. We are ready for your questions now. Francis?

QUESTIONS AND ANSWERS

Operator

(Operator Instructions). Jim Ricchiuti, Needham & Co.

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Oct. 16. 2008 / 8:30AM, ESIO - Electro Scientific Industries and Zygo Merger Announcement

Jim Ricchiuti - Needham & Co. - Analyst

Thank you, good morning. I wonder if you would be willing to just talk a little bit about the revenue profile for the combined company in terms of the vertical markets you are going to be addressing.

Nick Konidaris - Electro Scientific Industries - President & CEO

Yes. First of all, the way to think about the combined companies that we are going to have, a micromachining segment and metrology segment. In the micromachining, we are addressing semiconductor, along with microelectronics industries. Typical semiconductor applications would be the memory repair, the wafer [simulation] and the wafer simulation as an example, along with [thin-film] on silicon trimming.

Typical non-semiconductor micromachining applications would be the microvia drilling on IC packages, microvia drilling on flex, along with other, more general type of micromachining applications.

Then we would have metrology and metrology would address both semiconductor with in-line, high-volume production systems that are basically using interferometry as a core technology. And then we would have, in the semiconductor also, PPS kinds of solutions for people who are involved in lithography.

But in addition to that in metrology, we would have instruments that basically are based on high-precision, interferometric type of measurements that basically address a large market of large industries in places where you need to make measurements that are not necessarily in high-volume manufacturing.

In addition then, we are going to have, based on the interferometric expertise, we are going to have a premier optics group that basically is going to be a center of excellence on a worldwide basis for optics manufacturing, flat surfaces and [spheres] and (inaudible) spheres, along with superb expertise in high-precision optical assembly for a number of industries.

These revenue streams are going to be - in summary, if you look, this would be along expertises, but if you look along industries, there is going to be a significant component, of course, in the semi conductor segment, which is the source of a lot of our technology. But then that is going to be overflowing now into microelectronics and into medical and aerospace and defense markets.

Jim Ricchiuti - Needham & Co. - Analyst

Nick, as you look out longer term and you are able to leverage Zygo’s technology in the systems area, is there anything you’re prepared to talk to us about in terms of the markets and potential applications as you move the technology to more of a full-blown systems area?

Nick Konidaris - Electro Scientific Industries - President & CEO

Nothing specific, but I can give you the following theme that is a standard theme as I visit our customers. We micromachine at very high speed in extremely small dimensions and this it is very difficult to know the results of our micromachining, whether really we have accomplished the objective or not. And continually, our customers are asking us - can you measure what you have done with your micromachining. And in fact, some of our vision expertise is really being dedicated now in developing specialized systems that do the measurement of whatever we are micromachining.

So once you micromachine, we alter the form, [film] dimensions and so forth of an article. Then you have to know what you have done. That is why you need to metrology. So I think the synergies are great and that is kind of a thing that basically one can start speculating on a lot of opportunities in the future.

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Oct. 16. 2008 / 8:30AM, ESIO - Electro Scientific Industries and Zygo Merger Announcement

Jim Ricchiuti - Needham & Co. - Analyst

Thank you. And lastly, is there anything you can say about this transaction, this merger as it relates to your long-term operating model? Does it change anything?

Nick Konidaris - Electro Scientific Industries - President & CEO

Our long-term operating model is basically based on two things. One is that we want to grow and we want to grow aggressively and B, we want to grow profitably along the lines of 50/30/20. This merger keeps that 50/30/20 and accelerates the growth opportunity. Our addressable market more than doubles. The new opportunities out of two pioneering companies, leading technology companies, are ahead of us and both of us have exhibited very good growth in the last few years and I think the combination is going to accelerate that.

Jim Ricchiuti - Needham & Co. - Analyst

Thank you.

Operator

Matt Petkun, DA Davidson.

Matt Petkun - DA Davidson - Analyst

Hi, good morning. Nick, have you guys been users of some of the componentry that Zygo has manufactured?

Nick Konidaris - Electro Scientific Industries - President & CEO

Yes, we have been users. Zygo has a line, a PPS line, that is basically used in positioning of our laser beam very, very accurately. The total value of our buys from Zygo I think is less than $1 million.

Matt Petkun - DA Davidson - Analyst

Okay. And then overall, when you look at the — obviously, there is a lot of work to be done. But margin opportunity, historically, Zygo has been similar to your margins, maybe a little bit lower. The components business is doing very well. How does this change your overall long-term view of what gross margin should look like for the combined entity?

Nick Konidaris - Electro Scientific Industries - President & CEO

It really doesn’t. If you look into Zygo gross margins, they have very good gross margins in their (inaudible) business and then they are investing into going into high-volume manufacturing, which is our core competence in, I call it, in-line solutions into the semiconductor industry. That includes flat-panel display. And that requires significant investment to really develop these — not just products, but complete solutions with global support on a 7 by 24 basis over many, many different continents and this is our expertise. I think the combination of the two companies, A, accelerates that penetration and B, makes it, from a scale point of view, more affordable. So our model continues to be the 50/30/20.

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Oct. 16. 2008 / 8:30AM, ESIO - Electro Scientific Industries and Zygo Merger Announcement

Matt Petkun - DA Davidson - Analyst

Okay and then just to be clear. Were you saying that you will start to disclose your revenues just by two product categories then in the future? Jim’s question, when you responded to that, seemed to allude that you’d focus on the metrology business.

Nick Konidaris - Electro Scientific Industries - President & CEO

Let me not address this thing, but clearly we are right now a unique photonics company that has leading start in laser microengineering and leading staff in metrology. Our core competencies are overlapping and basically, we have this unique combination of microengineering and metrology using photons.

Matt Petkun - DA Davidson - Analyst

Okay. And both this company, Zygo, as well as New Wave Research, a fair amount of their sales have been on an OEM basis. I assume that will continue.

Nick Konidaris - Electro Scientific Industries - President & CEO

I think this is not a correct impression. As far as Zygo is concerned, instruments are not on an OEM basis directly. PPS is on an OEM basis. Their in-line tools are not on an OEM basis and their optical things are components to end-users, they are not OEMs the way I think. Part of it may be, but Zygo is 100 — close like here — $160 million. I need a little bit of help. How much of that would be OEM, which is PPS?

Matt Petkun - DA Davidson - Analyst

Okay.

Nick Konidaris - Electro Scientific Industries - President & CEO

It is about — 20% is OEM. Neither NWR is OEM. They are end-user systems.

Matt Petkun - DA Davidson - Analyst

Okay. Thanks a lot and it looks like a good structure for a deal. I wish more companies would see future value in their shares and be willing to trade shares effectively and maintain cash. Thanks. Good deal.

Nick Konidaris - Electro Scientific Industries - President & CEO

Thanks, Matt.

Operator

[Scott Mittleman], [Aim Investment Partners].

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Oct. 16. 2008 / 8:30AM, ESIO - Electro Scientific Industries and Zygo Merger Announcement

Scott Mittleman - [AIM Investment Partners] - Analyst

Good morning. Congratulations.

Nick Konidaris - Electro Scientific Industries - President & CEO

Thank you.

Scott Mittleman - [AIM Investment Partners] - Analyst

You cited about $5 million to $7 million of synergies from revenue and cost savings. Could you give us a percentage of that for cost savings, please?

Paul Oldham - Electro Scientific Industries - CFO, VP Administration & Corporate Secretary

Yes, the majority of the synergies that we have cited does come from cost savings. We think there is a significant amount of upside on the revenue synergies over time as we combine technologies and we further penetrate the markets. But in this first year or two, we are not counting on a significant amount to that. So the majority would come from cost savings and it would be from public company costs, infrastructure, supply chain procurement-types of opportunities largely.

Scott Mittleman - [AIM Investment Partners] - Analyst

That’s great. Thanks. And for Electro Scientific Industries, sales in Asia, could you just break out how much is in Japan? Is that possible?

Nick Konidaris - Electro Scientific Industries - President & CEO

We don’t break it, but for ESI, sales in Asia are about 75% and you have got to think that with plus or minus is approximately they are equally distributed between Korea, China and Japan.

Scott Mittleman - [AIM Investment Partners] - Analyst

Great. Just two more quick questions. For Zygo, what percentage of your revenue is from your top three customers? I didn’t see it in your annual report.

Walter Shepherd - Zygo Corporation - CFO

No, we don’t list it that way. The major customer, of course, is Canon, which not only buys for their own use, but buys and resells in the marketplace and they have been as much as — well, they have been as much as, I think, 17% last year, thereabout, 16% to 17% of our total business.

Scott Mittleman - [AIM Investment Partners] - Analyst

Okay, thank you. And my last question is just as far as antitrust, what jurisdictions are you planning on making filings in besides the US?

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FINAL TRANSCRIPT
Oct. 16. 2008 / 8:30AM, ESIO - Electro Scientific Industries and Zygo Merger Announcement

Paul Oldham - Electro Scientific Industries - CFO, VP Administration & Corporate Secretary

Well, we would certainly look at the US. I think we would need to look at probably Japan and possibly Germany.

Scott Mittleman - [AIM Investment Partners] - Analyst

All right. Thanks very much. Congratulations again.

Nick Konidaris - Electro Scientific Industries - President & CEO

Thank you.

Operator

(Operator Instructions). Darice Liu, Maxim Group.

Darice Liu - Maxim Group - Analyst

Good morning. I was wondering if there was any product overlap between the two companies. And secondly, are there any Zygo productlines that do not align with the long-term vision of ESI?

Bruce Robinson - Zygo Corporation - Chairman & CEO

Maybe I can answer on the product overlap. Darice, we don’t see really any product overlap. We see, certainly in the areas of systems and vision, our [saw] vision and some of the vision products that are associated with ESI I think are very complementary. Certainly the skill of high-volume manufacturing production that ESI has will leverage many of our technologies into the semiconductor world. As you know, our growth initiatives are centered around in-line semiconductor manufacturing tools and I believe that ESI brings a lot of help there in that area based on their knowledge. So I don’t see any overlap and I will let Nick talk about the ESI piece of that.

Nick Konidaris - Electro Scientific Industries - President & CEO

Yes, Darice, I agree that we don’t see also overlap. That is one of the attractions of this acquisition. It allows us to move into what we call adjacent markets. I don’t know if you had an opportunity to see our corporate presentation, but basically our business model is based on three generic core competencies that allow us to move into different markets.

One is competence in terms of what we call directing photons to do microengineering. This deals with laser beam positioning, laser [material] interaction. Then we have a competence in terms of characterizing photons. We have a very proprietary and very advanced optics and illumination technology, along with vision algorithms that we use on a merchant basis and in-house to direct the photons for microengineering. And then, of course, providing the complete system level, high-volume solutions to very exacting and demanding manufacturing environments like semiconductors.

What we see in this merger is that Zygo enhances and catapults us into a premier company in the area of metrology, that enhances this competence of characterizing photons and complements our vision, (inaudible) not only with their [sole] vision acquisition, but with their totally different approach to measuring surfaces and so forth through interferometry. And then we are coming in with our high-volume system expertise to accelerate their growth into the high-volume production markets. And there is no overlap, there’s just a lot of complementarity.

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FINAL TRANSCRIPT
Oct. 16. 2008 / 8:30AM, ESIO - Electro Scientific Industries and Zygo Merger Announcement

Darice Liu - Maxim Group - Analyst

So, Nick, you are saying that none of the productlines do not align with your long-term vision of the Company?

Bruce Robinson - Zygo Corporation - Chairman & CEO

(inaudible).

Nick Konidaris - Electro Scientific Industries - President & CEO

All of the products are welcome into our Company and we are very excited to include in our portfolio. And think about that. We very much like our position to be, in a way, a unique company leading in laser and microengineering and leading into photonic metrology.

Darice Liu - Maxim Group - Analyst

Okay. And then a question for Zygo. Can you go over the pricing rationale? Currently, at last night’s - based on last night’s closing price of ESI, the value of the transaction is equivalent to less than one times your tangible book and less than one time your trailing 12-month sales if you exclude the $50 million in cash you have.

Bruce Robinson - Zygo Corporation - Chairman & CEO

Yes, I think, Darice, that it is very difficult in this environment in the market today to determine that - you are looking at one day. We have been talking to ESI for a number of years, going back I think, Nick and I, three years probably. We have been discussing possible things we could do together. And if you look at it from a historic standpoint over those three, four, five, six years, Zygo shareholders I think have received a fair and reasonable return and premium for our company.

Nick Konidaris - Electro Scientific Industries - President & CEO

Darice, I second that fully. This is a fair deal. Zygo shareholders received a fair premium and basically, what this transaction does, as we say a stock-to-stock transaction, locks in the long-term relationship in the stock values of the two companies.

Darice Liu - Maxim Group - Analyst

Okay, thank you, guys.

Operator

(Operator Instructions). Matt Petkun, DA Davidson.

Matt Petkun - DA Davidson - Analyst

Hi. Sorry, Paul, since you did give early numbers for Q2, one question for you. It does look like your overall EPS came in in line actually towards the top end of your prior guidance despite the weaker sales. Is that because you made some cost adjustments mid-quarter?

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FINAL TRANSCRIPT
Oct. 16. 2008 / 8:30AM, ESIO - Electro Scientific Industries and Zygo Merger Announcement

Paul Oldham - Electro Scientific Industries - CFO, VP Administration & Corporate Secretary

Yes, I wouldn’t say so much that we made the adjustments to the structure mid-quarter, but we did, in fact, see expenses come in lower as part of our ongoing effort to lower costs. And we had slightly better gross margins based on a little bit better mix. So it was a combination of things. The action that we took will allow us to see expenses come down from the second quarter going forward even from the lower levels.

Matt Petkun - DA Davidson - Analyst

Okay, great. Thank you.

Operator

There are no other questions in the queue at this time. I would like to turn the call back over to Mr. Nick Konidaris for closing remarks.

Nick Konidaris - Electro Scientific Industries - President & CEO

Thank you very much for joining us. You are welcome to call Paul, Brian or me if you have further questions. Questions regarding Zygo can be directed to Bruce or Walter. This concludes our call. Thank you for joining us today.

Operator

Ladies and gentlemen, thank you all for your participation in today’s conference. This concludes the presentation. You may now disconnect. Have a great day.

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Additional Information About the Acquisition and Where to Find It

ESI and Zygo intend to file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4, which will include a joint proxy statement/prospectus with respect to the acquisition and other relevant materials (the “proxy statement/prospectus”). BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, STOCKHOLDERS AND INVESTORS OF ESI AND ZYGO ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ESI, ZYGO AND THE ACQUISITION. Investors and security holders may obtain copies of the proxy statement prospectus, including the annexes attached to, and the reports incorporated by reference in, the proxy statement/prospectus, and any other related reports and documents filed or to be filed by ESI or Zygo with the SEC relating to the acquisition, free of charge, at the SEC’s web site at www.sec.gov. Investors and security holders also may obtain these documents free of charge from ESI at the Investor Relations link on ESI’s web site at www.esi.com or by contacting ESI’s Investor Relations at (503) 641-4141. Documents will also be available at the Investor’s link on Zygo’s web site at www.zygo.com, or by contacting Zygo’s Investor Relations at (860) 347-8506.

ESI and Zygo and their respective directors and executive officers may be deemed participants in the solicitation of proxies from security holders in connection with this transaction. Information about the directors and executive officers of ESI and Zygo and information about other persons who may be deemed participants in this transaction will be included in the proxy statement/prospectus. You can find information about ESI’s executive officers and directors in ESI’s proxy statement (DEF14A) filed with the SEC on June 27, 2008. You can find information about Zygo’s officers and directors in Zygo’s proxy statement (DEF14A) filed with the SEC on October 5, 2007 and Zygo’s annual report (Form 10-K) filed with the SEC on September 15, 2008. You can obtain free copies of these documents from the SEC or from ESI and Zygo using the contact information above. In addition, directors and executive officers of Zygo may have direct or indirect interests in the acquisition due to securities holdings, vesting of options, or rights to severance payments if their employment is terminated following the acquisition. Additional information regarding ESI, Zygo, and the interests of their respective executive officers and directors in the merger will be contained in the proxy statement/prospectus.

Portlnd2-4703964.1 0026860-00120

October 16, 2008 ESI-Zygo Merger

www.esi.com
Safe Harbor
This presentation may contain forward-looking statements which are subject to a number of risks and uncertainties. Risks and uncertainties that may affect the forward-looking statements include:
– Risks surrounding the proposed combination, including the deal closing;
regulatory or shareholder approval being granted; integration resulting in projected synergies; and retention of key employees post-closing.
– The relative strength and volatility of the electronics industry – which is dependent on many factors including component prices, global economic and political stability, and overall demand for electronic devices used in wireless telecommunications equipment, computers, and other consumer and automotive electronics
– The ability of the company to respond promptly to customer requirements
– The ability of the company to develop, manufacture and successfully deliver new products and enhancements
– The ability of the company to achieve anticipated cost reductions and savings
– The company’s need to continue investing in research and development
– The company’s ability to create and sustain intellectual property protection around its products.
Such risks and uncertainties are discussed in more detail in the company’s annual report on From 10-K and other interim reports on Form 10-Q.

www.esi.com
Combination Creates a Premier, Global Supplier of
Micro-engineering and Metrology Systems
Pioneer and premier provider of
photonic systems for high volume
microengineering applications
– Laser based micro-machining
solutions
– Systems engineering for high
volume production systems
Pioneer and leading provider of
high precision metrology
solutions and optical systems
– R&D Metrology tools & process
control
– High precision optics and
optical systems
Complementary core competencies that accelerate strategies for growth
Increased product portfolio and expanded addressable market
Greater global scale and market presence

www.esi.com
Combination Creates a Premier, Global Supplier of
Micro-engineering and Metrology Systems
$291 million
$650 million
Semiconductor
Micromachining
Passive Components
Photonics – microengineering
Optics & illumination
Systems engineering
High volume manufacturing
Semiconductor manufacturing
High precision manufacturing
Microelectronics
CY2007
Revenues
$167 million
$1,250 million
Metrology
Optical systems & components
Photonics – metrology
Optics – precision components & systems
Process Control
Instrument tools
Industrial
Medical
Defense
Semiconductor
Flat panel display
Addressable
Market
Product
Groups
Core
Competencies
End Markets

www.esi.com
Complementary Core Competencies Enhance Strategy for
Growth
ESI brings to Zygo
– Proven experience, size, and reputation
for high volume production systems
– Access to systems engineering,
expertise, sales & support infrastructure
– Expanded presence in Asia, especially
Korea and Japan
Zygo brings to ESI
– Access to differentiated & sustainable
technology for precision inspection,
measurement, & metrology
– World class optics capability
– Expanded presence in medical,
industrial, security and other targeted
markets

www.esi.com
Enabling Future Growth and Profitability
Merger supports Zygo’s systems growth strategy
– Zygo accesses ESI’s leadership in system integration, expertise, sales and support infrastructure
Creates future micro-machining application opportunities
– ESI accesses Zygo’s world class metrology and optics
Expands ESI’s addressable markets
– Opens up semiconductor, microelectronics, medical and industrial markets already targeted by ESI
Provides opportunity for Cost Synergies
– Public company costs, infrastructure,
supply chain, administrative support

Coherent
FEI
Cymer
Rofin-Sinar
GSI
esi + zygo
Newport
Veeco
Orbotech
esi
zygo
Rudolph
Nanometrics

better performance. better yields.

www.esi.com Merger Creates a Stronger Industry Player 0 200 400 600 442 291 167 458 478 503 522 593 598 402 361 160 146 CY2007 Revenue GSI figure includes Excel Technology

www.esi.com
44
56
66
20
40
60
80
2005 2006 2007
143
175
200
42.6%
41.5%
43.7%
50
100
150
200
2005 2006 2007
40.0%
42.0%
44.0%
344
410
458
100
200
300
400
500
2005 2006 2007
Solid Historical Financial Performance
Pro Forma Historical Revenue Pro Forma Historical Gross Profit
Pro Forma Historical EBITDA
Source: company filings and ESI estimates
Excludes stock compensation & purchase accounting

www.esi.com
Semiconductor
Micromachining
Passive
Components
Metrology
Optics
Asia
Americas
Europe
2007 Revenues by Geography, pro forma combined
2007 Revenues by Product Group, pro forma combined
Capturing Benefits of Scale
Increased revenues and cost
savings lower the relative
breakeven
Deal structure maintains strong
balance sheet
Diversified revenue stream minimizes
business group cyclicality impact

www.esi.com
Transaction Type Stock for Stock Merger
Exchange Ratio 1.0233 ESI share / 1 Zygo share
Ownership Split 60% ESI  40% Zygo
Combined Equity Value $455M
Expected Close Q1 Calendar 2009
Approvals Required HSR, SEC, Shareholders
Transaction Overview

www.esi.com
Delivering Shareholder Value
Share price premium of approximately 36% for Zygo shareholders
Expected to be accretive in FY 2010 on a non-GAAP basis
– Annual synergy benefit of $5-7 million after integration
Expected cash balance of over $200 million enables significant share repurchase, strategic investments, and financial stability
Accelerates complementary growth strategies of both companies
Minimal organizational and product overlap reduces integration risk
Complementary photonics-based core competencies, similar cultures and friendly merger
Increased scale and diversified revenue stream positions company for success in challenging international markets

www.esi.com
Summary
Combination of ESI and Zygo creates a differentiated and sizeable photonics systems company
Provides customers with solutions from micro-engineering to
metrology
Complementary technology and markets enhance value
Strong cultural fit between two industry leaders
Scale and breadth of combined company creates broader market presence and mitigates cyclicality of individual businesses
Combination provides stronger financial profile

Overview of Zygo

Medical
Semi
Display
Opthalmology
Cytology
Wafer
Metrology
Flat Panel
Inspection
Market Driven
Core Technology
Metrology
&
Optics
OEM
Product Driven
Optical Comp.
Electro Optics
PPS
Instruments
Homeland Security • Test & Measurement • Semi • Medical • Photonics • Automotive • Defense & Aerospace

esi. better performance. better yields.

www.esi.com
Zygo at a Glance
Leading provider of high precision
metrology solutions and optical
products
Founded: 1970
Headquarters: Middlefield,
Connecticut
CY2007 Revenue: ~$167 million
Employees: ~600
Markets: Semiconductors, flat panel
display, defense & aerospace,
medical and industrial

www.esi.com
Metrology & Optical Systems/Components
– Optical Test Interferometers
– Semiconductor in-line tools
– Precision Positioning Systems
– Electro-Optical Assemblies
Zygo Core Competencies
Zygo possesses unique proficiency in characterizing photons on the micro- and nano-scales.
Utilizing core interferometry technology within versatile tools capable of making a variety of measurements

www.esi.com
Zygo Market Leadership
Metrology Division
– Instruments Business Unit
– Precision Positioning Systems
– In-Line Tools
• Semiconductor
• Flat panel metrology
• IC packaging inspection
Optical Systems Division
– Optical Components
– Electro-Optical Assemblies

Overview of ESI

Laser Beam Positioning
Laser/ Material Interaction
Automation & Micro Handling
Systems Engineering
Vision Algorithms
Optics & Illumination
esi

esi. better performance. better yields.

www.esi.com
ESI at a Glance
Pioneer & premier provider of
photonic-based systems for high-
volume micro-engineering
applications
Founded: 1944
Headquarters: Portland, Oregon
CY2007 Revenue: ~$291M
Employees: ~700
Markets: Semiconductor, micro-
electronics, precision manufacturing
Global Presence: Sales and support
in U.S., Europe, Asia

Direct Photons

Characterize Photons

Integrate Solutions

esi better performance. better yields.

www.esi.com
ESI Core Competencies
Automation & Micro Handling
Systems Engineering
Optics & Illumination
Vision Algorithms
Laser Beam Positioning
Laser/Material Interaction
ESI uniquely possesses the core competencies to design, manufacture &
market integrated solutions that direct & characterize photons for high-
volume-manufacturing applications.

www.esi.com
Semiconductor Products Group
– Memory repair
– Thin film on silicon trimming (TFOS)
– LED wafer scribing
– LCD repair
– Wafer singulation
Interconnect & Micromachining Group
– High-density interconnect
• Flex Circuits
• IC Packaging
– Micro-Machining
Passive Components Group
– Electrical test
– Optical test
Strong position across addressed markets.
ESI Market Leadership

www.esi.com
Disclosures
ESI and Zygo intend to file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-
4, which will include a joint proxy statement/prospectus with respect to the merger and other relevant materials (the
“proxy statement/prospectus”).  BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, STOCKHOLDERS AND
INVESTORS OF ESI AND ZYGO ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT
DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT
ESI, ZYGO AND THE ACQUISITION.  Investors and security holders may obtain copies of the proxy statement/prospectus, including the annexes attached to, and the reports incorporated by reference in, the proxy statement/prospectus, and any other related reports and documents filed or to be filed by ESI or Zygo with the SEC relating to the merger, free of charge, at the SEC’s web site at www.sec.gov.  Investors and security holders also may obtain these documents free of charge from ESI at the Investor Relations link on ESI’s web site at www.esi.com or by contacting ESI’s Investor Relations at (503) 641-4141.  Documents will also be available at the Investor’s link on Zygo’s web site at www.zygo.com, or by contacting Zygo’s Investor Relations at (860) 347-8506.
ESI and Zygo and their respective directors and executive officers may be deemed participants in the solicitation of proxies from security holders in connection with this transaction.  Information about the directors and executive officers of ESI and Zygo and information about other persons who may be deemed participants in the merger transaction will be included in the proxy statement/prospectus. Information about ESI’s executive officers and directors is included in
ESI’s proxy statement (DEF14A) filed with the SEC on June 27, 2008. Information about Zygo’s officers and directors is included in Zygo’s proxy statement (DEF14A) filed with the SEC on October 5, 2007 and Zygo’s annual report (Form 10-
K) filed with the SEC on September 15, 2008.   Free copies of these documents can be obtained from the SEC or from
ESI and Zygo using the contact information above.  In addition, directors and executive officers of Zygo may have direct or indirect interests in the merger due to securities holdings, vesting of options, or rights to severance payments if their employment is terminated following the merger.  Additional information regarding ESI, Zygo, and the interests of their respective executive officers and directors in the merger will be contained in the proxy statement/prospectus.

October 16, 2008 ESI-Zygo Merger

ESI-Zygo Merger

Nick Konidaris
October 16, 2008

esi better performance. better yields.

zygo

ESI-Zygo Merger

Nick Konidaris

October 16, 2008

ESI Company Overview

Headquarters: Portland, Oregon

Revenue: ~$250M

Employees: ~700

IP Position: >600 patents

Technology: Photonic-based systems

Markets: semiconductor, micro-machining, passive components

Addressable Market: ~$650M

Global Presence: Sales and support in U.S., Europe, Asia

Financials: 18 quarters of positive EPS*, no debt

* Excluding one-time items and special charges

www.esi.com

Focused on Technology Leadership

ESI is a pioneer & premier provider of photonic-based systems for high-volume micro-engineering applications.

The company leverages its technology leadership to enable better performance & yields for its global customers.

www.esi.com

Global Customer Base

SAMSUNG
winbond
SAMSUNG ELECTRO-MECHANICS
PPt
Endicott Interconnect
ASE INC.
ELPIDA
NANYA
inotera memories
qimonda
hynix Semiconductor
Agilent Technologies

U.S.
16%
Europe
9%
Asia
75%

Unimicron
Thermo Fisher SCIENTIFIC
The world leader in serving science
ProMOS TECHNOLOGIES
WALSIN
KYOCERA
muRata
AMOTECH CO., LTD
HUG@Beyond Light Resolution
TDK
YAGEO
AVX
DELPHI
SAMSUNG
VISHAY
TAIYO YUDEN
KEMET
EPCOS

esi better performance. better yields.
www.esi.com

Global Customer Base

www.esi.com

ESI Core Competencies

Laser Beam Positioning
Laser/ Material Interaction
Optics & Illumination
esi
Vision Algorithms
Systems Engineering
Automation & Micro Handling

esi better performance. better yields.
www.esi.com

ESI Core Competencies

ESI uniquely possesses the core competencies to design, manufacture & market integrated solutions that direct & characterize photons for high-volume-manufacturing applications.

Direct Photons

Laser Beam Positioning

Laser/Material Interaction

Characterize Photons

Optics & Illumination

Vision Algorithms

Integrate Solutions

Automation & Micro Handling

Systems Engineering

Laser Beam Positioning Laser Material Interaction Optics & Illumination Vision Algorithms Automation & Material Handling Systems Engineering

www.esi.com

Corporate Overview

Leveraging Competencies Across Market Segments

Common competencies enable ability to address multiple applications & markets

Differentiated capability enables leadership

Laser Beam Positioning Laser Material Interaction Optics & Illumination Vision Algorithms Automation & Material Handling Systems Engineering

Memory Repair

TFOS

LED Wafer Scribing

LCD Repair

Wafer Singulation

High-Density Interconnect

Micro-Machining

Electrical Test

Optical Test

www.esi.com

Corporate Overview

Photonics Systems Markets

Semiconductor Products Group

– Memory repair

– Thin film on silicon trimming (TFOS)

– LED wafer scribing

– LCD repair

– Wafer singulation

Interconnect & Micromachining Group

– High-density interconnect

Flex Circuits

IC Packaging

– Micro-Machining

Passive Components Group

– Electrical test

– Optical test

Strong position across our addressed markets.

www.esi.com

Miniaturization & Complexity Drive Growth

Semiconductor Products Group (SPG)

– Rising memory bit growth

– Increasing wafer density

Interconnect & Micromachining Group (IMG)

– Smaller, more complex designs

– Transition from traditional tools to micro-machining laser systems

Passive Components Group (PCG)

– Increasing functionality & miniaturization of electronic devices

– Jump in device volume & required capacitance

Silicon Wafer

Flex Circuit

MLCCs

www.esi.com

Photonics-Centered Growth Strategy

Leverage core competencies to be the market leader across multiple new & established markets & applications

Grow share in established markets

– Enhance leadership positions with advanced technologies that deliver higher performance & yields

Expand addressable market

– Enter into adjacent applications within existing markets

– Extend existing applications & technology into adjacent markets

www.esi.com

Growth Strategy Execution

FY’06 Revenue in Millions

Micro Machining $30M

Passives $42M

Semi $123M

$195M*

FY’07 Revenue in Millions

Micro machining $44M

Semi $128M Passives $64M

$237M*

FY’08 Revenue in Millions

Micro machining $67M

Semi $152M

Passives $84M

$302M*

*Revenue calculated based on trailing four quarters at March 2008 fiscal year end, excluding June 2007

www.esi.com

Our Culture

esi better performance. better yields.

www.esi.com

Our Culture

Customer Focused

Team Oriented

“Mega Speed” Mentality

Thrives on Innovation and Technology

ESI employees are:

– Smart

– Driven

– Passionate

– Talented

www.esi.com

Combination Creates a Premier, Global Supplier of Micro-engineering and Metrology Systems

Pioneer and premier provider of photonic systems for high volume microengineering applications

– Laser based micro-machining solutions

– Systems engineering for high volume production systems

Pioneer and leading provider of high precision metrology solutions and optical systems

– R&D Metrology tools & process control

– High precision optics and optical systems

Complementary core competencies that accelerate strategies for growth

Increased product portfolio and expanded addressable market Greater global scale and market presence

www.esi.com

Combination Creates a Premier, Global Supplier of Micro-engineering and Metrology Systems

CY2007 Revenues $291 million $167 million

Addressable Market $650 million $1,250 million

Product Groups Semiconductor Metrology

Micromachining Optical systems & components

Passive Components

Core Competencies Photonics – microengineering Photonics – metrology

Optics & illumination Optics – precision components & systems

Systems engineering Process Control

High volume manufacturing Instrument tools

End Markets Semiconductor manufacturing Industrial

High precision manufacturing Medical

Microelectronics Defense

Semiconductor

Flat panel display

www.esi.com

Complementary Core Competencies Enhance Strategy for Growth

ESI brings to Zygo

– Proven experience, size, and reputation for high volume production systems

– Access to systems engineering, expertise, sales & support infrastructure

– Expanded presence in Asia, especially Korea and Japan

Zygo brings to ESI

– Access to differentiated & sustainable technology for precision inspection, measurement, & metrology

– World class optics capability

– Expanded presence in medical, industrial, security and other targeted markets

www.esi.com

Enabling Future Growth and Profitability

Merger supports Zygo’s systems growth strategy

– Zygo accesses ESI’s leadership in system integration, expertise, sales and support infrastructure

Creates future micro-machining application opportunities

– ESI accesses Zygo’s world class metrology and optics

Expands ESI’s addressable markets

– Opens up semiconductor, microelectronics, medical and industrial markets already targeted by ESI

Provides opportunity for Cost Synergies

– Public company costs, infrastructure, supply chain, administrative support

www.esi.com

Merger Creates a Stronger Industry Player

CY2007 Revenue
600
400
200
0
598
593
522
503
478
458
442
402
361
291
167
160
146
Coherent
FEI
Cymer
Rofin-Sinar
GSI
esi + zygo
Newport
Veeco
Orbotech
esi
zygo
Rudolph
Nanometrics

GSI figure includes Excel Technology

esi better performance. better yields.

www.esi.com

Merger Creates a Stronger Industry Player

CY2007 Revenue

600 400 200 0

598 593

522 503 478 458 442

402

361

291

167 160 146

Coherent FEI

Cymer Rofin-Sinar GSI

Newport Veeco Orbotech

Rudolph Nanometrics

GSI figure includes Excel Technology

www.esi.com

Solid Historical Financial Performance

Pro Forma Historical Revenue

500 400 300 200 100

344 410 458

2005 2006 2007

Pro Forma Historical Gross Profit

200 150 100 50

143 41.5% 175 42.6% 200 43.7% 44.0% 42.0% 40.0%

2005 2006 2007

Pro Forma Historical EBITDA

80 60 40 20

44 56 66

2005 2006 2007

Source: company filings and ESI estimates

Excludes stock compensation & purchase accounting

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Capturing Benefits of Scale

2007 Revenues by Product Group, pro forma combined

Passive Components
Micromachining
Metrology
Semiconductor
Optics

2007 Revenues by Geography, pro forma combined

Europe
Americas
Asia

esi. better performance. better yields.
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Capturing Benefits of Scale

Diversified revenue stream minimizes business group cyclicality impact

Increased revenues and cost savings lower the relative breakeven

Deal structure maintains strong balance sheet

2007 Revenues by Product Group, pro forma combined

Passive Components

Micromachining

Semiconductor

Optics

Metrology

2007 Revenues by Geography, pro forma combined

Europe

Americas

Asia

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Transaction Overview

Transaction Type Exchange Ratio Ownership Split Combined Equity Value Expected Close Approvals Required

Stock for Stock Merger

1.0233 ESI share / 1 Zygo share 60% ESI 40% Zygo $455M

Q1 Calendar 2009

HSR, SEC, Shareholders

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Delivering Shareholder Value

Share price premium of approximately 36% for Zygo shareholders

Expected to be accretive in FY 2010 on a non-GAAP basis

– Annual synergy benefit of $5-7 million after integration

Expected cash balance of over $200 million enables significant share repurchase, strategic investments, and financial stability

Accelerates complementary growth strategies of both companies

Minimal organizational and product overlap reduces integration risk

Complementary photonics-based core competencies, similar cultures and friendly merger

Increased scale and diversified revenue stream positions company for success in challenging international markets

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Summary

Combination of ESI and Zygo creates a differentiated and sizeable photonics systems company

Provides customers with solutions from micro-engineering to metrology

Complementary technology and markets enhance value

Strong cultural fit between two industry leaders

Scale and breadth of combined company creates broader market presence and mitigates cyclicality of individual businesses

Combination provides stronger financial profile

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During the next 90 days

Operate as two separate companies with plans to merge

Identify joint ESI / Zygo integration team

Learn more about the businesses and how we will operate as a combined company

Executive management teams in both companies available to answer questions on an on-going basis

Development 90-180-360 day formal integration plans

Finalize the merger and become one company

In the meantime … keep working and growing the business !

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Disclosures

ESI and Zygo intend to file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4, which will include a joint proxy statement/prospectus with respect to the merger and other relevant materials (the “proxy statement/prospectus”). BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, STOCKHOLDERS AND INVESTORS OF ESI AND ZYGO ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ESI, ZYGO AND THE ACQUISITION. Investors and security holders may obtain copies of the proxy statement/prospectus, including the annexes attached to, and the reports incorporated by reference in, the proxy statement/prospectus, and any other related reports and documents filed or to be filed by ESI or Zygo with the SEC relating to the merger, free of charge, at the SEC’s web site at www.sec.gov. Investors and security holders also may obtain these documents free of charge from ESI at the Investor Relations link on ESI’s web site at www.esi.com or by contacting ESI’s Investor Relations at (503) 641-4141. Documents will also be available at the Investor’s link on Zygo’s web site at www.zygo.com, or by contacting Zygo’s Investor Relations at (860) 347-8506.

ESI and Zygo and their respective directors and executive officers may be deemed participants in the solicitation of proxies from security holders in connection with this transaction. Information about the directors and executive officers of ESI and Zygo and information about other persons who may be deemed participants in the merger transaction will be included in the proxy statement/prospectus. Information about ESI’s executive officers and directors is included in ESI’s proxy statement (DEF14A) filed with the SEC on June 27, 2008. Information about Zygo’s officers and directors is included in Zygo’s proxy statement (DEF14A) filed with the SEC on October 5, 2007 and Zygo’s annual report (Form 10-K) filed with the SEC on September 15, 2008. Free copies of these documents can be obtained from the SEC or from ESI and Zygo using the contact information above. In addition, directors and executive officers of Zygo may have direct or indirect interests in the merger due to securities holdings, vesting of options, or rights to severance payments if their employment is terminated following the merger. Additional information regarding ESI, Zygo, and the interests of their respective executive officers and directors in the merger will be contained in the proxy statement/prospectus.

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